UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)

(Amendment No. 3)*

GreenSky, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

39572G100

(CUSIP Number)

March 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒       Rule 13d-1(b)

☐       Rule 13d-(c)

☐       Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP 39572G100

1	NAME OF REPORTING PERSON PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY	5	SOLE VOTING POWER 12,046,264
EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,046,264
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,046,264
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.1% [1]
12	TYPE OF REPORTING PERSON IA, OO

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CUSIP 39572G100

Item 1 (a) Name of Issuer:

GreenSky, Inc.

(b)       Address of Issuer's Principal Executive Offices:

5565 Glenridge Connector, Suite 700

Atlanta, GA 30342

Item 2 (a) Name of Person Filing:

Pacific Investment Management Company LLC (“PIMCO”)

(b)       Address of Principal Business Office:

650 Newport Center Drive

Newport Beach, CA 92660

(c)       Citizenship:

Filer is organized in Delaware

(d)       Title of Class of Securities:

Class A Common Stock, $0.01 par value

(e)       CUSIP Number:

39572G100

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);
(e)	☒ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);
(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J); or
(k)	☐ Group, in accordance with Rule13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ___________________________________________________________.

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CUSIP 39572G100

Item 4 Ownership.

(a)	Amount beneficially owned: 12,046,264
(b)	Percent of Class: 18.1%
(c)	Number of shares as to which such person has:

(i)       Sole power to vote or direct the vote: 12,046,264

(ii)       Shared power to vote: 0

(iii) Sole power to dispose or direct the disposition of: 12,046,264

(iv) Shared power to dispose or direct the disposition of: 0

The securities reported in this Schedule 13G are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO’s affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release. PIMCO also disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

Item 5 Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

B2 FIE X LLC, a private fund of which PIMCO is the investment adviser, has an interest in 3,575,386 shares of these securities, which represents 5.4% of the class, and holds such securities for the benefit of its investors. LVS III LP, a private fund of which PIMCO is the investment adviser, has an interest in 3,819,000 shares of these securities, which represents 5.8% of the class, and holds such securities for the benefit of its investors. B2 FIE X LLC and LVS III LP hold these securities in their investment advisory accounts managed by PIMCO and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

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CUSIP 39572G100

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10 Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2020

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By: /s/ Karen Aspinall

Karen Aspinall,

Executive Vice President,

Deputy General Counsel

[1] Based on the number of shares of Class A Common Stock, $0.01 par value, outstanding on February 19, 2020 as shown in the Issuer’s Form 10-K filed on March 2, 2020.